

August 5, 2010

Mr. Omri Amos Shalom
President
Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11
Tel Aviv, Israel 61070

> **Re:** **Top Gear, Inc.**
> **Registration Statement on Form S-1**
> **Filed July12, 2010**
> **File No. 333-168066**

Dear Mr. Shalom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover Page of Prospectus

1. Please state prominently on the front cover page of your prospectus that you are a development stage company without sufficient capital for operations, no current plan to begin operations and that your auditors have issued a going concern opinion.

2. Revise the first paragraph to remove the implication that your shares will be traded on the OTC Bulletin Board. Similarly, revise your statement in the third paragraph, "…we intend to have a market maker…" since there is no assurance that you will be successful.

Dealer Prospectus Delivery Obligation, page v

3. Please re-locate the Dealer Prospectus Delivery Obligation to the back cover page of the prospectus. Please see Item 502(b) of Regulation S-K.

Summary Information, page 1

4. Revise your heading to make clear, and include any additional information that is necessary, that the information presented is a brief overview of the key aspects of the offering. See the instruction to Item 503 of Regulation S-K. In addition, delete the defined terms in the last sentence as the meanings are clear from their context.

Corporate Background, page 1

5. Delete the last two sentences in the second paragraph since you do not have an active website.

6. We note your statement on page 19 that you must raise cash from sources other than your operations in order to implement your marketing plan. We further note your statements on pages 4 and 19 that you will require $70,321 to commence operations during the next twelve months and that you have no financing plans at this time. Please state this in your Summary Information section.

Risk Factors, page 4

7. Please note that risks that describe circumstances that could apply equally to other businesses that are similarly situated are generally generic risks that should not be included in your risk factor disclosure. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. As examples only, and not an exhaustive list, we note that the following risk factors appear to contain generic disclosures:

- We need to retain key personnel to support our services and ongoing operations;
- We may be unable to anticipate changes in consumer preferences, which may result in decreased demand for our products; and
- Efforts to comply with recently enacted changes in securities laws and regulations will increase our costs and require additional management resources, and we still may fail to comply.

Review your entire risk factor section and revise as necessary. Refer to Item 503(c) of Regulation S-K and Updated Staff Legal Bulletin No. 7 available on our website at www.sec.gov/interps/legal/cfslb7a.htm.

8. We note your statement in the first risk factor that you do not anticipate generating revenues before the second quarter of 2011. In view of your current position, please delete this statement or further qualify your expectation.

9. We note your statement in the second risk factor that you may need additional financing in order to establish profitable operations. Please revise since you also indicate that you do not have any current sources of financing to commence operations and even with financing there is no assurance that you will be profitable.

10. We note your statement in the last paragraph on page 6 that your officers and directors have "no experience in operating a kosher certification business or in the marketing of such services or the training of kosher food supervisors." This statement appears inconsistent with your statement in the first paragraph on page 8 that your "executive officers…have critical industry experience and knowledge of the laws of kosher food certification." Please clarify or revise.

11. We note your disclosure on page 9 that you expect to evaluate a wide array of potential strategic transactions and relationships with third parties who will interact with potential clients or who may be recipients of your kosher food supervision and certification services. In your Description of Business section, please elaborate on the types of strategic transactions or relationships you intend to evaluate and how they fit into your overall business plan.

Determination of the Offering Price, page 13

12. Delete your reference to "no significant operating history" in the second paragraph in view of your lack of any operating history beyond limited planning.

Selling Security Holders, page 15

13. It appears that the correct percentage of beneficial ownership of your selling security holders with 20,000 shares prior to the offering, 40,000 shares prior to the offering, 60,000 shares prior to the offering and 80,000 shares prior to the offering, should be 0.23%, 0.46%, 0.70% and 0.93%, respectively. Please revise or clarify. Please also revise the total percentage beneficial ownership prior to the offering as applicable.

14. Please revise footnote one or advise us what is meant by the phrase, "unless otherwise shown in the table." Please also apply this comment to the phrase "…sells shares of common stock not being offered in this prospectus…" in the second sentence.

Management's Discussion and Analysis or Plan of Operation, page 19

15. Please revise the last sentence of the first full paragraph to remove the implication that you do not have an obligation to update your prospectus for any material changes. Please confirm your understanding in this regard.

Overview, page 19

16. We note you need $70,321 to remain in business for twelve months, do not anticipate generating significant revenues until you are in a position to market your services and require cash from sources other than your operations to implement your marketing plan. We further note your statement that you anticipate generating revenues in the second quarter of 2011 and that if you are unable to generate revenues within twelve months of effectiveness of this registration statement, you may suspend or cease operations and that you have no other financing plans other than as described in page 19.  Please disclose:

   - how you intend to finance and implement your marketing plan; and
   - how you anticipate proceeding with your operations if you do not generate any revenues.

   To the extent your plans would be aborted or curtailed if you do not implement your marketing plan or do not generate any revenues, please provide detailed disclosures regarding how you plan to proceed under these scenarios.

Plan of Operation, page 19

17. We note your statement in the last paragraph on page 28 that one of the three ways potential certification customers may contact you is through your field representatives who may locate potential customers.  We further note your statement in the last paragraph on page 20 that you plan to have your sales staff recruit potential contractors and your statement at the bottom of page 23 that you plan to have your marketing team attend shows as early as October 2010.  Please clarify and elaborate on the role of your sales and marketing team.  To the extent this team's responsibilities may overlap with your field representatives, please clearly state so.  Please also discuss your plan and cost structure for these representatives.  In addition, we note your reference to retaining a kashrut specialist as a consultant to the company.  Please discuss the terms of this arrangement and the current status of his endeavors.

18. We note the timeframe for your plan of operations which you set forth at the top of page 20.  Please detail the costs associated with your plan of operations and also in light of the budgeted expenditures you set forth on page 34.  Please provide both the anticipated costs and revenues associated with implementing your marketing and business plans.  For example, we note your field representatives will be required to enroll in a three month correspondence course.  Please state the cost of developing this course and the proposed fees, if any, that you will charge your representatives for this course. Please either revise your registration statement to specifically address your planned operations in sufficient detail for an understanding or disclose your status as a blank check company and the meaning of that designation, as well as to comply with Rule 419 of the Securities Act of 1933.

Liquidity and Capital Resources, page 24

19. We note your disclosures throughout the filing that you will need to raise $70,321 to commence operations and remain in business for the next 12 months. Considering that failure to secure the needed additional financing will have a serious effect on your ability to survive, as noted on page 4, please expand your disclosures in this section to discuss the course of action that you propose to take to remedy the deficiency in your liquidity. Please disclose your anticipated sources of funding needed to fulfill those commitments, including the priority of those sources, and any material commitments for expenditures.

Description of Business, page 26

Overview of the Company, page 26

20. Expand the last sentence of the first paragraph to also include any persons associated with any business or company, if true.

21. In this section, and throughout your document, we note you include many factual statements, but have not always indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please disclose the source or sources and provide these documents to us appropriately marked and dated.

   For example, and not as an exhaustive list, please provide us with the sources or the bases of your beliefs for the following statements:

   • "Consumers are becoming increasingly disillusioned with food supplier's claims of quality and are looking for other forms of confirmation of product safety outside of the regular framework and independent of government or corporate control," page 26;
   • "The kosher certification system has operated for thousands of years and is not based on profit margins or annual production budgets," page 28.
   • "Until recently, the kosher certification market has been serviced mainly by non-profit organizations," page 28;
   • "Generally, kosher certification organizations are bureaucratic in nature, slow, and costly, and run by people who lack the business motivation to meet the growing demand," page 28; and
   • "Kosher certifying agencies have traditionally covered very limited geographical areas, due to the travel requirement for personal inspections and involvement in the daily preparation processes. This limitation has resulted in a large number of

regional kosher certifiers that have only built up reliable reputations within their local markets," page 33.

Please review your entire Description of Business section for compliance with this comment.

22. We note some of the sources you cite do not contain the information stated. For example, and not as an exhaustive list:

- the statement in the fifth paragraph on page 26 that the 2009 peanut salmonella outbreak resulted in the largest product recall in U.S. history is not contained in the referenced source, http://foodpoisoning.pritzkerlaw.com/archives/cat-peanut-butter-salmonella-lawsuit.html;
- the statement on page 31 that "[i]n the US market alone, consumers spend approximately $6.7 billion a year on kosher products," is not contained in the referenced source, http://www.kosher.org.au/kosher_market.htm; and
- the statement on pages 31 and 32 that "the kosher certification markets in India and China have been growing at a surprising 15% per annum" and that Jehovah's Witnesses respect the kosher symbol, respectively, is not contained in the referenced source, http://www.nutraingredients-usa.com/Consumer-Trends/China-and-India-see-rise-in-demand-for-kosher-certs.

Please clarify or revise. Please review your entire Description of Business section for compliance with this comment.

Our Competition, page 32

23. Please discuss your perceived business viability in view of your statement that "There are many well established kosher certification agencies presently in the market." In your revised description of your business, please discuss general statements, such as "We intend to enter the market with a technological edge…" with more specificity.

Competitive Advantages, page 34

24. Please expand this section to further describe the reason you believe your listed advantages provide you with an advantage. For example, what do you intend to do that well established companies aren't already employing? Why do you expect your field representatives to be more motivated than persons with well established entities?

Expenditures, page 34

25. Please clarify whether your list of expenditures includes the cost of this filing. In that regard, we note your estimate in Part II that legal and accounting costs are $25,000. We

further note your lack of funds.  Please include your plan for financing this offering in your discussion of your planned operations.

Patent, Trademark…, page 34

26. Revise this section to delete the implication that you may have entered into agreements or contracts that did not meet the stated threshold or provide further information.  In this regard, clarify your reference to your trade name.

Description of Property, page 35

27. Please expand your description to clarify whether your office is a part of a residence or an employer's location and, if an employer, whether they are aware and approve of this activity.

Directors, Executive Officers, Promoters and Control Persons, page 36

28. We note Mr. Shalom has signed this registration statement in his capacities as principal executive, principal financial and principal accounting officer.  To the extent Mr. Shalom holds these positions, please clearly state so in this section.  Should Mr. Shalom not hold these positions, please revise this section as well as the signatures on page II-7 accordingly.  Please see Item 401(b) of Regulation S-K.

29. Please explain the nature of the responsibility undertaken by Messrs. Shalom and Berman in their prior positions to provide adequate disclosure of their previous business experiences, including information relating to their professional competence.  For example, we note your statement that your board concluded Mr. Shalom should serve as a director because of "marketing and sales experience, which will be useful when…[you] begin marketing…services to prospective customers."  Please elaborate on Mr. Shalom's specific marketing experience.  Similarly, we note your statement that your board concluded that Mr. Bergman should serve as a director because of his "extensive experience in providing kosher services."  Please specify the type of kosher services and the position held by Mr. Bergman at Mayanot Kachayim Tour Company.  Please see Item 401(e)(1) of Regulation S-K.

30. Please revise to state Messrs. Shalom and Bergman's term of office in their capacities as both directors and officers.  Please see Item 401(a) and 401(b) of Regulation S-K.

31. We note your statement that "[e]xcept for the shares rendered to our officers for the services they provided us, we have not paid, nor do we owe, any compensation to our executive officers."  Please provide the disclosure required by Item 402(n), Item 402(o) and Item 402(p) of Regulation S-K for the shares rendered to your officers for services they provided.

32. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

## Certain Relationships and Related Party Transactions, page 40

33. We note your disclosure that 1,000,000 shares of common stock were issued to Mr. Bergman which you believe was exempt under the Securities Act. Please specify the section of the Securities Act under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.  Please also specify this information in your Recent Sales of Unregistered Securities section on page II-3.

34. Please explain why you valued the shares you issued to Mr. Bergman in February of 2009 at $0.00014 per share and valued the shares you issued to your selling stockholders from June through September of 2009 at $0.025 per share.

35. We note your disclosure on page 35 that Mr. Shalom provides the corporate office space at no cost to the company.  Please provide the disclosure required by Item 404(d) of Regulation S-K.

## Report of Registered Independent Auditors, page F-2

36. In the introductory paragraph to your audit opinion, it states that your auditors audited the period from inception through December 31, 2009.  However, it appears from the opinion paragraph and the financial statements presented that the report should read inception through May 31, 2010.  Please revise or advise.

## Statement of Stockholders' Equity, page F-5

37. Please ensure that your statement of stockholders' equity fully complies with ASC 915-215-45-1.

## Statements of Cash Flows, page F-6

38. We note that you classified a $50,000 financing inflow during fiscal 2008 as "Proceeds from common stock."  Considering your disclosures on pages 40 and F-10 suggest that common stock was not issued in this transaction, please classify this amount within a separate line item or clarify why you believe your presentation is appropriate.

Note 3.  Common Stock, page F-9

39. Although you disclose in this footnote that you issued stock to your officers for cash payments, you indicate on page 38 that shares were issued to your officers for the services they provided to you.  Please address this apparent inconsistency.

Note 5.  Related Party Loans and Transactions, page F-10

40. Please disclose the fact that your President and Director is providing you with rent-free office space, similar to your disclosures on page 35.  Please see ASC 850-10-50-1.

Indemnification of Directors, Officers, Employees and Agents, page II-1

41. We note your statements in the third paragraph on page II-1.  However, we cannot locate the provisions in Article 12 of your bylaws which you reference.  Please clarify or revise.

Exhibits and Financial Statement Schedules, page II-3

42. We note your statement on page II-3 that subscription agreements were entered into in connection with the securities being registered for resale. Please file the form of subscription agreement as a material contract or tell us why you believe this is unnecessary.  Please see Item 601(b)(10) of Regulation S-K.

Undertakings, page II-5

43. It appears the language required in the undertaking required by Item 512(a)(1)(ii) of Regulation S-K after the word "events" and before the word "which" in the first sentence of this undertaking has been omitted from your filing.  Please revise.

Exhibit 5.1

44. Please clarify in the first paragraph that SRK Law Offices has acted as counsel to the company.

45. Please remove the words "on the date hereof" in the penultimate paragraph or refile an opinion on the day you want the registration statement to go effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Elizabeth Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me at (202) 551-3720 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director


cc:     Steve Kronengold
        SRK Kronengold Law Offices